Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

17 February 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

PRESENTATION

February 2009

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

CORPORATE UPDATE

CUE ENERGY STATISTICS

20 Largest Shareholders Update

	Shareholder	Ordinary Shares	Percentage Held
1	Todd Petroleum Mining Company Limited	135,919,429	21.63%
2	UOB Kay Hian Private Limited	92,536,805	14.73%
3	Octanex NL	36,380,140	5.79%
4	Todd Tasman Oil Ltd	21,600,000	3.44%
5	CIMB-GK Securities Pte Ltd	15,089,871	2.40%
6	ANZ Nominees Limited	13,481,564	2.15%
7	Portfolio Securities Pty Ltd	10,737,130	1.71%
8	Berne No 132 Nominees Pty Ltd	10,398,397	1.66%
9	Ernest Geoffrey Albers	10,083,641	1.61%
10	Peter Findlay No 2 Account	8,017,134	1.28%
11	Mr Colin MacEwan & Ms Bronwyn Beder	7,475,000	1.19%
12	Citicorp Nominees Pty Limited	6,355,977	1.01%
13	Custodial Services Limited	3,096,131	0.49%
14	JP Morgan Nominees Australia Limited	3,090,226	0.49%
15	National Nominees Limited	2,879,167	0.46%
16	SCFI Pty Ltd	2,800,000	0.45%
17	Reviresco Nominees Pty Ltd	2,350,000	0.37%
18	Mr Neil Clifford Abbott & Gellert Ivanson Trustee	2,300,000	0.37%
19	Mr Richard Tweedie	2,163,704	0.34%
20	Douglas Financial Consultants Pty ltd	2,000,000	0.32%

Australian Registered Company

Shareholders	4,792
Listings	Australia/PNG
Ordinary Shares	628.2 Million
Top 20 Shareholders	388.7 Million (62%)

Top 2 Shareholders

Todd Petroleum	25%
Singapore Petroleum	15%
Market Capitalisation @ A0.13 cents	A$82 Million
Cash at 31 Jan 2009	A$13.5 Million
Project Loan Facility	US$20 Million
Employees	7

DIRECTORS & EXECUTIVES

NON EXECUTIVE CHAIRMAN

Richard Tweedie LL.B — MD Todd Energy NZ – 25% of shares

NON EXECUTIVE DIRECTORS

Geoffrey Albers LL.B — Founder – 7.7% of shares

Leon Musca LL.B — Lawyer - 1.6% of shares

CHIEF EXECUTIVE OFFICER

Bob Coppin B Sc (Hons) — 40 years experience, oil & gas; Joined Cue 1994

CHIEF FINANCIAL OFFICER

Andrew Knox B Com — 24 years experience, oil & gas; Joined Cue 1994

EXPLORATION MANAGER

Terry White B Sc (Hons) — 27 years experience, oil & gas; Joined Cue 2008

... very experienced team

GROWTH PLAN

… Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalization greater than A$ 500 million

1. Indigenous Growth

EXPLORATION

APPRAISAL

DEVELOPMENT

PRODUCTION

2. Acquisitions / Mergers

… balanced portfolio

CUE HYDROCARBON INVENTORY

OIL RESERVES


0.4 mmbls (2P*)
Oyong
(Indonesia)
0.15 mmbls (2P)
SE Gobe
(PNG)
2.5 mmbls (2P)
Maari
(New Zealand)
1P Reserves 2.16 mmbls (71%)

... drives cashflow increase

* Cue estimate after government take

GAS RESOURCES


~30 BCF
(2P equiv)
Kimu
(PNG)
2.5 BCF
SE Gobe
(PNG)
120 BCF
(2P equiv)
Maple/ Cash
(Australia)
120 BCF
(2P equiv)
Barikewa
(PNG)
12 BCF 2P*
Oyong
(Indonesia)
12 BCF*
(2P equiv)
Wortel
(Indonesia)

...Large future gas potential

NET OIL PRODUCTION FORECAST



Barrels of Oil Per Year
X 1000
700
600
500
400
300
200
100
0
2009
2010
2011
2012
2013
2014
2015
☐SE Gobe# ▣Oyong¤ ☐Maari#
... Plus gas production 2009 onwards
-2000
-1500
-1000
- 500
Barrels of Oil Per Day

Cue estimate
¤ Cue entitlement estimate (after government take)

... substantial cash flow increase 2008 onwards

NET GAS PRODUCTION FORECAST



Billion Cubic Feet Per Year
Oyong
Wortel
0
1
2
3
4
5
2008
2009
2010
2011
2012
2013
2014
2015
- 250
- 500
- 750
Barrels of Oil Equivalent Per Year
X 1000

¤ Cue entitlement estimate after government take, using contract and estimated gas prices.

... added cashflow

PROJECT UPDATES

ASSET LOCATION MAP



MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
BRISBANE
SYDNEY
CANBERRA
MELBOURNE
HOBART
ADELAIDE
PERTH
OIL, GAS PRODUCTION Sampang PSC Cue 15%
CONTINGENT GAS RESOURCE AC/RL 7 Cue 20%
EXPLORATION WA-389-P *Cue 100%
EXPLORATION WA-409-P *Cue 50%
EXPLORATION WA-359-P WA-360-P Cue 20%
EXPLORATION WA-361-P Cue 15%
OIL PRODUCTION PDL3 Cue 5.568892% (SE Gobe Unit 3.285651%)
EXPLORATION PPL190 Cue 10.947%
CONTINGENT GAS RESOURCE PRL9 Cue 14.894%
CONTINGENT GAS RESOURCE PRL8 Cue 10.72%
EXPLORATION T/37P & T/38P * Cue 50%
OIL PRODUCTION/ APPRAISAL PMP 38160/ PEP 38413 Cue 5%
EXPLORATION PEP 38494 Cue 20%

* Operator

PAPUA NEW GUINEA



PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
KIMU GAS FIELD
PRL 8
PDL 3
BARIKEWA GAS FIELD
PRL 9
KUTUBU PIPELINE
KUMUL MARINE TERMINAL
Proposed Gas Pipeline
To Port Moresby
CUE ACREAGE
0
50
KILOMETRES

PAPUA NEW GUINEA

SOUTH EAST GOBE FIELD



PPL219
Gobe Main Field
PDL4
PPL206
PDL3
PPL190
Wasuma
South East Gobe Field
SEG 10
SEG 13
SEG 14
SEG UNIT
Makas
PPL190
PN99-215
Cobra -1
Tabe
Beaver_1
Bilip_1
Iehi-1
0
5
KILOMETRES
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline
Retention licence
appl area

... provides base income

COBRA 1 SEISMIC LINE

PN99-215


Cobra-1A
Darai Limestone
Ieru Formation
Top Hedinia Sandstone
Top Iagifu Sandstone
GAS + CONDENSATE
34 metre column
0.340
0.500
0.750
1.000
1.250
1.500
1.750
2.000
2.250
2.500
2.750
3.000
3.250
3.500
3.520
wabi-wasuma
wave
pn04-215
Time

SAMPANG PSC – INDONESIA


112°30'E
113°00'E
113°30'E
7°00'S
7°30'S
Java Sea
KE Field
Bangkalan
Gresik
Sekarkorong Field
Bogomiring Field
Surabaya
Sampang PSC
Sampang
Pamekasan
Sumenep
Ketapang Field
Kerpan Field
Kritka Field
Lidah Field
Kuti Field
Sidoarjo
Wunut Field
Karawai
JERUK
JERUK - 2
KE-11A
Bakung
Dukuh
KE-11E
KE-11C
Enau
KE-11HA
KE-11G
Flamboyan
Persik
Wortel
Pare
-1
-2
-3
MS1-1
BD-2
BD-1st3
BD Field
Wortel
Jeruk
Oyong
Jalar
Paus
Herbras
Raja
Gurita
Ubur-Ubur
Genteng
MW-1
Madura Offshore PSC
Maleo Field
CD-1
XX-1st
MDB-1
9 200 000mN
28" Diameter Pipeline
0
20
KILOMETRES
Pasuruan
Madura Strait
Grati
Probolinggo
Besuki
700 000mE
750 000mE
LEGEND
3D Seismic Survey
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play
MALAYSIA
INDONESIA
Sumatra
Java
Location

Source Santos Ltd

OYONG DEVELOPMENT CONCEPT



Gresik
Madura
Surabaya
Wellhead Structure
Oyong Gas and Oil Field
Oil Storage Tanker
Oil Phase
Production Barge
PGN Pipeline
Grati
Trans Java Pipeline
60 km Pipeline
Onshore Gas Receiving Facilities
Gas Phase
Probolinggo
Leles
East Java

Source Santos Ltd

... two stage development

OYONG DEVELOPMENT


Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
12.5m
10m
31m
3m
Sea Surface
Sea Floor

OIL PHASE

- First oil September 2007, 4Q 2008 4700 bopd gross
- 6-10 million barrels recoverable
- 2.2 million barrels produced to 31 Dec 2008

GAS PHASE

- Gas Sales Agreement signed
- Gas development underway
- First gas 3Q 2009 @ 50 million cfd gross
- 100 billion cubic feet recoverable in mid case

COST

- Estimated capital cost ~ USD210 million gross
- Cue share ~ USD31.5 million

Source: Santos Ltd

WORTEL GAS DISCOVERY


Wortel
Madura Strait
Limit of Oyong 3D seismic
Wortel-2
Pare Lead
Oyong Field (3D detail mapping)
Gas
Gas above oil
Oil
Limit of Wortel reservoir
1km
Contour interval 20m

RECOVERABLE GAS POTENTIAL (BCF)		
LOW	MID	HIGH
60	100	130

Depth Map

... tie to Oyong

WORTEL GAS DISCOVERY

- 140 metre gas column above gas/water contact
- Reservoir younger than at Oyong
- 2D seismic infill – interpreted
- Tie back to Oyong
- Development approval 3Q 2009
- First gas YE 2010
- Estimated CAPEX US$113 million
- Cue share US$17 million

NEW ZEALAND

MAARI OIL FIELD


5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
naia -1 (prop)
Maui-4
Water depth approx
100m


Auckland
NEW ZEALAND
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil
Proposed well

OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%


Tui area fields
Maui
New Plymouth
Kaimiro
Kapuni
Kupe South
40km

... upside potential in Maari & Manaia

MAARI DEVELOPMENT SCHEME


Wellhead Platform
Floating Production Storage Offloading (FPSO)
Anchor chains
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical

Source OMV New Zealand

... development underway

Structure map on top Moki reservoir


1500
MR6P2
MR1P7
1328
MR2P1
MR2aP1
MOKI-1
MR3P8
MR4P9
MR7P5
MR8P3
MR5P12
OWC
WHP
Top reservoir intersection
1300
MOKI-2A
1328
1400
1500
Scale 1km
Contour Interval 10m
Source OMV NZ January 2009

MAARI OIL DEVELOPMENT


CAPE EGMONT FAULT
MAARI
ZONE
FAULT
MANAIA
KIWI

- Platform, FPSO installed, Development drilling underway
- First oil 1Q 2009, full production 3Q 2009
- Initial rate ~ 35,000 bopd
  Cue share ~ 1,750 bopd

- P_{50} oil reserves ~ 50 million barrels
  Cue share ~ 2.5 million barrels
  (area upside ~ +10-20 mmbbls)

- Capital cost ~ US$625 million gross
  Cue share ~ US$31 million
  Project loan facility US$20 million

... substantial oil production increase

NZ Permit: PEP38494



NEW ZEALAND
Auckland
Maari
Manaia
Pike
Paua
Tio
Matariki
Matariki
Puanga
Takurua
Puanga-iti
Tasman-1
Fresne-1
Fresne Anticline
Tasman Ridge
PEP 38494
Midcase
~ 100 million
barrels recoverable
2500000
2520000
2540000
2560000
6080000
6100000
6120000
6140000
Top Eocene fault
Anticline axis
Syncline axis
Oil Discovery
TE Prospect
TE Lead
Top Eocene TWT contours
0 3 6 12 18 24 km

Cue interest 20%

Source Todd Energy, 2008

CARNARVON BASIN PERMITS



LEGEND
Oil Field
Gas Condensate Field
Cue Operated Permit
Cue Farmout Permit
0 25km
Rose 3D Seismic Survey
Cue 100%
WA-389-P
WA-270-P
WA-409-P
Cue 50%
Cue 20%
WA-359-P
Cue 15%
WA-361-P
Zeus
Cue 20%
WA-360-P
Echo/Yodel
Malus-1
Gandara-1
Glatton-1
Andromeda-1
Lacerta-1
200
Mutineer
Exeter
WA-191-P R3
WA-4-L R1
Hermes
Lambert
Angel
Talisman
Egret
Cossack
Wanaea
Legendre
North Rankin
Perseus
Eaglehawk
Goodwyn
Rankin
Dockerell
Dixon
Wilcox
Iago
Wheatstone
Pluto
Urania
Geryon
Dionysus
WA-267-P
WA-350-P
WA-253 -P R1
WA-17-L
WA-2-L R1
WA-208-P R2
WA-1-P R5
W03-9
WA-28-P R6
WA-330-P
WA-321-P
WA-254 -P R1
WA-209 -P R2
WA-254-P R2
WA-202-P R2
WA-310-P
WA-312-P
WA-323-P
W04-9
WA-16-R
253-P R1 P0
20°

... adjacent to large fields

WA-361-P : ZEUS PROSPECT



WA361-P
Zeus
Zeus -1
Perseus
Nth Rankin
Interpreted Legendre sands at Zeus represented by high amplitude reflections – possible "bright spots"
Perseus-3A (offset)
Legendre gas sands at Perseus represented by high amplitude reflections - possible "bright spots"

Source MEO, 2008

ASHMORE CARTIER LEASE AUSTRALIA



Western Australia
AC/RL7
Cash-Maple Field
Cue 20%
Recoverable gas (BCF) POTENTIAL
1P equiv 290
2P equiv 640
3P equiv 1430
~200km
~700km
Sunrise-Troubadour
Evan Shoals
Bayu-Undan
Challis/ Cassini
Crux
Skua
Scott Reef
Ichthys
Brecknock
Darwin
Gas Field
Pipeline
AC/RL7
Scale 200km

... future production potential

BASS BASIN PERMITS AUSTRALIA



VICTORIA
TASMANIA
Konkon 1
Seal 1
T/45P (Rawson Resources)
Koorkah 1
Toolka 1
Cormorant 1
King 1
T06-3 (Tap?)
Barramundi 1
Trefoil 1
T/44P (Origin)
White Ibis 1
Bass 3
T/18P
Bass 1
Yolla
T/RL1
Tarook 1
Poonboon 1
T/38P
Tilana 1
T/37P
Nangkero 1
Bass 2
Yurongi 1
Dondu 1
Squid
Pelican 1
Pelican 5
T/39P
T/41P
Chat I
T/42P
T/43P
Durroon 1
Duke Energy International Tasmanian Gas Pipeline
Spikey Beach Prospect
CUEBASS08
2D Seismic Survey outline
Tasmanian Devil 1
Smithton
gas pipeline
Devonport
Tasmania
Launceston
0 25Km
N
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (50% interest Operator)
Beach Petroleum farm-in area (Cue 10% interest)
AUSTRALIA

... focus of renewed industry interest

SPIKEY BEACH PROSPECT



Spikey Beach-1
0.500
1.000
1.500
2.000
2.500
Top Eastern View objective
Proposed TD 2078m RT
Pelican gas field

POTENTIAL

Recoverable oil	16 - 30 mmbbls
Cue share	10%


ACTIVITY TIMING
2008
2009
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
EXPLORATION SEISMIC
T/37P T/38P (2D)
WA-389-P (3D)
EXPLORATION/APPRAISAL DRILLING
PPL190 Cobra -1A
T/38P Spikey Beach -1
WA-361-P Zeus -1
PEP38413 Manaia -1
PEP38494 Matariki -1
DEVELOPMENT PROGRAM
MAARI
FPSO & WHP INSTALLATION
PRODUCTION DRILLING
OIL PRODUCTION
OYONG
GAS DEVELOPMENT
GAS PRODUCTION
WORTEL
GAS DEVELOPMENT
1st oil
1st gas

SUMMARY

WHY INVEST IN CUE

Balanced portfolio

- Large increase in oil production
- Gas production beginning
- Appraisal drilling
- Exploration drilling
- Quality exploration acreage
- Large gas upside

05 Jan 2009

Standard Settlement Instructions for Onshore Counterparties

For your information please find listed below our contact details and Standard Settlement Instructions for Foreign Exchange Transactions, Forward Rate Agreements, CCY Options Premiums, Interest Rate and Currency Swaps, Bond Options, Swaptions, Interest Rate Options, Commodity Transactions, Equity Swaps, Credit Derivatives, Electricity Swaps.

Currency	Correspondent Bank	SWIFT ID	Account Number
AUD	Westpac Banking Corporation SYDNEY AUSTRALIA	WPACAU2F	032-916 100040
AUD	Westpac Banking Corporation SYDNEY AUSTRALIA	WPACAU2F	032-938 WSF0001976 FX
AUD	Westpac Banking Corporation SYDNEY AUSTRALIA	WPACAU2F	WPAC20
AUD	Westpac Banking Corporation SYDNEY AUSTRALIA	WPACAU2F	032-916 100016 FX
AUD	Westpac Banking Corporation SYDNEY AUSTRALIA	WPACAU2S	NSW0103972
AUD	WESTPAC BANKING CORPORATION SYDNEY	WPACAU2S	WBO0001976
AUD	Westpac Banking Corporation SYDNEY,AUSTRALIA	WPACAU2S	WEC0001978
CAD	Toronto Dominion TORONTO CANADA	TDOMCATT	0360-01-2312893
CHF	Credit Suisse First Boston ZURICH SWITZERLAND	CRESCHZZ80A	915800-53
CZK	ING Bank NV PRAGUE CZECH REPUBLIC	INGBCZPP	9000362002
DKK	Nordea Bank Danmark A/S COPENHAGEN DENMARK	NDEADKKK	5000016685
EUR	HSBC Bank PLC LONDON ENGLAND	MIDLGB22	GB50MIDL40051557686534
FJD	Westpac Banking Corporation SUVA, FIJI	WPACFJFX	000026 FJD 2120 01
GBP	National Westminster Bank PLC LONDON ENGLAND	NWBKGB2L	GB53NWBK60000404458664
HKD	Standard Chartered Bank HONG KONG	SCBLHKHH	411-094-9887-7
HUF	ING Bank (Hungary) RT BUDAPEST HUNGARY	INGBHUHB	1370001600482552
IDR	Standard Chartered Bank JAKARTA INDONESIA	SCBLIDJX	00100050581

END